SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 1)


                         METROMEDIA FIBER NETWORK, INC.
                         ------------------------------
                                (Name of Issuer)


                     class A common shares, $0.01 par value
                       ----------------------------------
                         (Title of Class of Securities)


                                    591689104
                       ----------------------------------
                                 (CUSIP Number)


                                Michael C. Bailey
                               Bechtel Group, Inc.
                                 P.O. Box 193965
                             San Francisco, CA 94119
                                 (415) 768-5721
                --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:/_/


                         (Continued on following pages)

                                  (Page 1 of 6)

                                  SCHEDULE 13D


--------------------------------            -----------------------------------
     CUSIP No. 591689104                                Page 2 of 6
--------------------------------            -----------------------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON

         Bechtel Corporation
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
                                                                      (b) /_/
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY

-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS


-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                       /_/
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
----------------------------- -------- ----------------------------------------
                                 7
NUMBER OF SHARES                       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
                              -------- ----------------------------------------
                                 8
                                       SHARED VOTING POWER

                                       148,306,486
                              -------- ----------------------------------------
                                 9
                                       SOLE DISPOSITIVE POWER


                              -------- ----------------------------------------
                                10
                                       SHARED DISPOSITIVE POWER

                                       148,306,486
-------- ----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         148,306,486
-------- ----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   /_/
-------- ----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1%(1)
-------- ----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

---------------------
(1) Based upon 671,571,338 shares of class A common stock, par value $0.01 per share, of Metromedia Fiber Network, Inc. ("MFN") outstanding as of November 26, 2001, as reported in MFN's Amendment No. 1 to Form S-3 filed November 30, 2001, plus the 148,306,486 shares that may be acquired by Bechtel Corporation upon conversion of the Note (as described herein) and exercise of the Warrant (as described herein).

                                  SCHEDULE 13D


--------------------------------            -----------------------------------
     CUSIP No. 591689104                               Page 3 of 6
--------------------------------            -----------------------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON

         Bechtel Group, Inc.
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
                                                                      (b) /_/
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY

-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS


-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                       /_/
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------------- -------- ----------------------------------------
                                 7
NUMBER OF SHARES                       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
                              -------- ----------------------------------------
                                 8
                                       SHARED VOTING POWER

                                       148,306,486
                              -------- ----------------------------------------
                                 9
                                       SOLE DISPOSITIVE POWER


                              -------- ----------------------------------------
                                10
                                       SHARED DISPOSITIVE POWER

                                       148,306,486
-------- ----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         148,306,486
-------- ----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   /_/
-------- ----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1%(1)
-------- ----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

-----------------------
(1) Based upon 671,571,338 shares of class A common stock, par value $0.01 per share, of Metromedia Fiber Network, Inc. ("MFN") outstanding as of November 26, 2001, as reported in MFN's Amendment No. 1 to Form S-3 filed November 30, 2001, plus the 148,306,486 shares that may be acquired by Bechtel Corporation upon conversion of the Note (as described herein) and exercise of the Warrant (as described herein).

           This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on October 11, 2001 by Bechtel Corporation, a Nevada corporation ("Bechtel Corporation"), and Bechtel Group, Inc., a Delaware corporation ("Bechtel Group", and together with Bechtel Corporation, the "Reporting Persons") with respect to the shares of class A common stock, par value $0.01 per share ("Common Stock"), of Metromedia Fiber Network, Inc., a Delaware corporation ("MFN"). Schedule A of the Schedule 13D is amended and restated to read in its entirety as set forth in Schedule A to this Amendment No. 1.

           Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 4.    Purpose of Transaction.
           ----------------------

           The following text is added to Item 4 of the Schedule 13D:

                  "As of January 30, 2002, MFN, MFNS and Bechtel Corporation entered into Amendment No. 1 to 8.5% Senior Subordinated Convertible Promissory Note Due September 30, 2003 (the "Amendment"). The Amendment reflects the determination of certain amounts owed to Bechtel Corporation in accordance with the Letter Agreement. Accordingly, the principal amount on the face of the Note is being decreased from $89,000,000 to $79,000,000. The Amendment also recalculates the monthly principal payments payable to Bechtel Corporation and credits MFNS with the principal and interest payments made through January 30, 2002. As of February 11, 2002, the principal amount outstanding on the Note is 65,833,333.33."

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

            "(a) Bechtel Corporation has the right to acquire up to 123,306,486 shares of Common Stock upon conversion of the Note and 25,000,000 shares of Common Stock upon exercise of the Warrant (in total, approximately 18.1% of the sum of (i) the number of shares of Common Stock outstanding as of November 26, 2001 and
                  (ii) the 148,306,486 shares that may be acquired by Bechtel Corporation upon conversion of the Note and exercise of the Warrant) which shares the Reporting Persons may be deemed to beneficially own. None of the other persons whose names are listed on Schedule A beneficially owns any shares of Common Stock.

            (b) The Reporting Persons may be deemed to have the shared power to vote or direct the vote, and to dispose or direct the disposition of the shares of Common Stock issuable to Bechtel Corporation described in item 5(a).

            (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

            (d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

            (e)   Not applicable."

Item 7.    Material to be Filed as Exhibits.

           Item 7 is hereby amended by adding the following at the end thereof:


"Exhibit I.       Amendment No. 1 to 8.5% Senior Subordinated Convertible
                  Promissory Note Due September 30, 2003."

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2002              BECHTEL CORPORATION



                                       By:  /s/ Katherine H. Gurun
                                          -------------------------------------
                                       Name:  Katherine H. Gurun
                                       Title:  Senior Vice President
                                               and General Counsel


                                       BECHTEL GROUP, INC.



                                       By:  /s/ Michael C. Bailey
                                          -------------------------------------
                                       Name:  Michael C. Bailey
                                       Title:  Senior Vice President

                                                                      Schedule A
                                                                      ---------

                  Directors and Officers of Bechtel Corporation
                  ---------------------------------------------

--------------------------------------------------- ------------------------------------------------------------------
        Name and Current Business Address              Present Principal Occupation or Employment; Name, Principal
                                                      Business and Address of any Corporation of such Occupation or
                                                                               Employment
--------------------------------------------------- ------------------------------------------------------------------
BECHTEL, RILEY P., Chairman and Director, Bechtel   See below
Corporation
c/o Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
ZACCARIA, ADRIAN, President and                     See below
Director, Bechtel Corporation
c/o Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119
-------------------------------------------------- ------------------------------------------------------------------
CARTER, JOHN D.,
Director, Bechtel Corporation
c/o Bechtel Group, Inc.                             See below
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
LASPA, JUDE P., Executive Vice President and
Director, Bechtel Corporation
c/o Bechtel Group, Inc.                             See below
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
MCINTIRE, LEE A., Executive Vice President and
Director, Bechtel Corporation
11 Pilgrim Street                                   See below
London, England EC4V 6RN
--------------------------------------------------- ------------------------------------------------------------------
STATTON, TIMOTHY D., Executive Vice President and
Director, Bechtel Corporation
c/o Bechtel Group, Inc.                             See below
P.O. Box 193965
San Francisco, CA 94119.
--------------------------------------------------- ------------------------------------------------------------------
THIELE, Michael L., Executive Vice President and
Director, Bechtel Corporation
3000 Post Oak Blvd.                                 See below
Houston, TX 77056-6503
--------------------------------------------------- ------------------------------------------------------------------
DUDLEY, Jr., William N., Senior Vice President
and Director, Bechtel Corporation
3000 Post Oak Blvd.                                 See below
Houston, TX 77056-6503
--------------------------------------------------- ------------------------------------------------------------------
PROCTOR, GEORGANNE C., Senior Vice President,
Controller and Director, Bechtel Corporation
c/o Bechtel Group, Inc.                             See below
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------



--------------------------------------------------- ------------------------------------------------------------------
        Name and Current Business Address              Present Principal Occupation or Employment; Name, Principal
                                                      Business and Address of any Corporation of such Occupation or
                                                                               Employment

--------------------------------------------------- ------------------------------------------------------------------
WOLLEN, W. Foster, Senior Vice President,           See below
Secretary and Director, Bechtel Corporation
c/o Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------

                  Directors and Officers of Bechtel Group, Inc.

--------------------------------------------------- ------------------------------------------------------------------
  Name, Citizenship and Current Business Address       Present Principal Occupation or Employment; Name, Principal
                                                      Business and Address of any Corporation of such Occupation or
                                                                               Employment
--------------------------------------------------- ------------------------------------------------------------------
--------------------------------------------------- ------------------------------------------------------------------

BECHTEL, RILEY P.                                   Chairman and Director, Bechtel Group, Inc.
c/o Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
BECHTEL, JR., STEPHEN D.                            Chairman Emeritus and Director, Bechtel Group, Inc.
c/o Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
ZACCARIA, ADRIAN
c/o Bechtel Group, Inc.                             President and Director, Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
UNRUH, V. PAUL
c/o Bechtel Group, Inc.
P.O. Box 193965                                     Vice Chairman and Director, Bechtel Group, Inc.
San Francisco, CA  94119
--------------------------------------------------- ------------------------------------------------------------------
CARTER, JOHN D.
c/o Bechtel Group, Inc.
P.O. Box 193965                                     Director, Bechtel Group, Inc.
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
LASPA, JUDE P.
c/o Bechtel Group, Inc.
P.O. Box 193965                                     Executive Vice President and Director, Bechtel Group, Inc.
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
MCINTIRE, LEE A.
c/o Bechtel Group, Inc.
11 Pilgrim Street                                   Executive Vice President and Director, Bechtel Group, Inc.
London, England EC4V 6RN
--------------------------------------------------- ------------------------------------------------------------------
STATTON, TIMOTHY D.
c/o Bechtel Group, Inc.
P.O. Box 193965                                     Executive Vice President and Director, Bechtel Group, Inc.
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
THIELE, Michael L.
c/o Bechtel Group, Inc.
3000 Post Oak Blvd.                                 Executive Vice President and Director, Bechtel Group, Inc.
Houston, TX 77056-6503
--------------------------------------------------- ------------------------------------------------------------------
PROCTOR, GEORGANNE C.
c/o Bechtel Group, Inc.                             Senior Vice President, Controller and Director, Bechtel Group,
P.O. Box 193965                                     Inc.
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
WOLLEN, W. Foster
c/o Bechtel Group, Inc.                             Senior Vice President, Secretary, Director and General Counsel,
P.O. Box 193965                                     Bechtel Group, Inc.
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
DACHS, ALAN M., Director, Bechtel Group, Inc.       President & CEO, Fremont Group
                                                    199 Fremont Street
                                                    San Francisco, CA 94105
--------------------------------------------------- ------------------------------------------------------------------


--------------------------------------------------- ------------------------------------------------------------------
  Name, Citizenship and Current Business Address       Present Principal Occupation or Employment; Name, Principal
                                                      Business and Address of any Corporation of such Occupation or
                                                                               Employment
--------------------------------------------------- ------------------------------------------------------------------

--------------------------------------------------- ------------------------------------------------------------------
DUDLEY, Jr., William N.                             Senior Vice President and Director
c/o Bechtel Group, Inc.
3000 Post Oak Blvd.
Houston, TX 77056-6503
--------------------------------------------------- ------------------------------------------------------------------
HASH, Sr., Thomas. F., Director, Bechtel Group,
Inc.
c/o Bechtel Group, Inc.                             President, Bechtel National, Inc.
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
HAYNES, Harold J., Director, Bechtel Group, Inc.
c/o Bechtel Group, Inc.                             Retired Chairman and CEO, Standard Oil of California (now
P.O. Box 193965                                     Chevron Corporation)
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
HULL, CORDELL W., Director, Bechtel Group, Inc.
c/o Bechtel Group, Inc.
P.O. Box 193965                                     Retired Executive Vice President, Bechtel Group, Inc.
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------
SHULTZ, GEORGE P., Director, Bechtel Group, Inc.    Distinguished Fellow, Hoover Institution, Former U.S. Secretary
c/o Bechtel Group, Inc.                             of State, Former President, Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119
--------------------------------------------------- ------------------------------------------------------------------

To the knowledge of the Reporting Persons, all of the individuals named on Schedule A are citizens of the United States.

                                  EXHIBIT INDEX



         Exhibit I. Amendment No. 1 to 8.5% Senior Subordinated Convertible Promissory Note Due September 30, 2003.

                                                                       Exhibit I
                                                                       --------


            AMENDMENT NO. 1 TO 8.5% SENIOR SUBORDINATED CONVERTIBLE
                     PROMISSORY NOTE DUE SEPTEMBER 30, 2003


                  THIS AMENDMENT NO. 1 TO 8.5% SENIOR SUBORDINATED CONVERTIBLE PROMISSORY NOTE DUE SEPTEMBER 30, 2003 (this "Amendment"), dated as of January 30, 2002, is issued by and among Metromedia Fiber Network, Inc., a Delaware corporation ("MFN"), Metromedia Fiber Network Services, Inc., a Delaware corporation (the "Company") and Bechtel Corporation, a Nevada corporation ("Bechtel").

                              W I T N E S S E T H:
                              --------------------

                  WHEREAS, MFN, the Company and Bechtel are parties to that certain Master Restructuring Agreement (as the same maybe amended, supplemented or modified from time to time, the "MRA"), dated as of October 1, 2001, which sets forth the agreements between Bechtel and MFN and the Company with respect to certain amounts owed by MFN and the Company to Bechtel;

                  WHEREAS, in connection with the execution of the MRA, (i) the Company and MFN (only with respect to Sections 10, 21 and 24 thereof) issued to Bechtel that certain 8.5% Senior Subordinated Convertible Promissory Note Due September 30, 2003, dated October 1, 2001 (the "Note") and (ii) Bechtel, MFN and the Company entered into that certain Letter Agreement, dated October 1, 2001 (the "Letter Agreement"), which provided, among other things, that the parties would jointly reconcile and agree to the Agreed Amount (as defined in the Letter Agreement) and would agree to adjust the outstanding principal amount of the Note under the circumstances set forth in the Letter Agreement;

                  WHEREAS, the parties have jointly reconciled and agreed that the Agreed Amount is $33,000,000, and, as a result of the determination by the parties of the Agreed Amount, the parties are hereby amending the Note as provided and described in the Letter Agreement;

                  WHEREAS, in connection with the reconciliation and agreement of the Agreed Amount, MFN executed (on its behalf and on behalf of all of its related companies, expressly including Metromedia Fiber Network Services, Inc., Metromedia Fiber Network Canada Inc., and 3554864 Canada Ltd., each of which duly authorized such execution) the Metromedia Fiber Project Release and Indemnification for Toronto, Canada (the "Release and Indemnification") dated as of January 30, 2002, providing, in pertinent part, for release and discharge by MFN of Bechtel from all liabilities, claims, and demands under contracts issued by MFN for performance of work in Toronto, Canada, as further described in the Release and Indemnification; and

                  WHEREAS, the parties hereto have agreed on the modifications to be made to the Note and desire to amend the Note on the terms set forth below.

                  NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, MFN, the Company and Bechtel hereby agree that the terms and conditions of the Note are hereby amended as follows:

                  1. Principal. The following amendments are hereby made to the
Note: (a) the number "US$89,000,000.00" located immediately prior to Section 1 of the Note shall be deleted and replaced with "US$79,000,000.00" and (b) the phrase "EIGHTY NINE MILLION DOLLARS (US$89,000,000) in twenty-four equal installments of US$3,708,333" beginning in the third line of Section 2 shall be deleted and replaced with "SEVENTY NINE MILLION DOLLARS (US$79,000,000) or such lesser amount as denoted on Schedule A hereto from time to time in accordance with Section 10(a.1) hereof, in twenty-four equal installments of US$3,291,666.67 (except with respect to the first four principal installments due on October 31, 2001, November 30, 2001, December 31, 2001 and January 31, 2002, which shall be $3,779,166.67, $3,779,668.40, $3,780,173.69, and
$1,827,657.91, respectively) or until the then entire outstanding principal balance, including any accrued and unpaid interest thereon has been paid to Bechtel and each of the Company's and MFN's obligations hereunder have been satisfied in full".

                  2. Prior Payments. The parties hereby acknowledge that (A) the Company has heretofore paid to Bechtel through January 30, 2002, $12,937,447.91 in principal and interest payments under the Note and the outstanding principal amount of the Note is hereby amended in accordance with the Letter Agreement to reflect (a) that the principal amount has been reduced to reflect the Agreed Amount and (b) the difference between (x) the payments of principal and interest heretofore made to Bechtel pursuant to the Note and (y) the amount of principal and interest that would have been paid to Bechtel had the Note originally been issued utilizing the Agreed Amount and (B) each of the following payments have heretofore been made by the Company and received by Bechtel: (a) the payment due on October 31, 2001; (b) the payment due on November 30, 2001; and (c) the payment due on December 31,2001.

                  3. Notation. Simultaneously with the execution and delivery of this Amendment, the parties hereby agree to affix on the Note and initial thereon, the following notation:

                  "THIS NOTE HAS BEEN AMENDED PURSUANT TO AND IN ACCORDANCE WITH THAT CERTAIN (A) LETTER AGREEMENT, DATED OCTOBER 1, 2001 BY AND AMONG BECHTEL, MFN AND THE COMPANY AND (B) AMENDMENT NO. 1 TO 8.5% SENIOR SUBORDINATED CONVERTIBLE PROMISSORY NOTE DUE SEPTEMBER 30, 2003, DATED AS OF JANUARY 30, 2002, BY AND AMONG BECHTEL, MFN AND THE COMPANY.

                  _____ BECHTEL

                  _____ THE COMPANY

                  _____ MFN"

                  4.       Schedule and Exhibit.

                  (a) "Schedule A - Principal Schedule", a copy of which is attached hereto as Exhibit A, is hereby attached to and incorporated in the Note.

                  (b) "Exhibit A - Conversion Notice", a copy of which is attached hereto as Exhibit B, is hereby attached to and incorporated in the Note.

                  5. Conversion Notice. The following paragraph is hereby inserted immediately following Section 10(a) of the Note:

                  "(a.1) Conversion Notice. On any date that Bechtel desires to exercise its right to convert all or any portion of the then outstanding principal amount due hereunder into shares of Common Stock in accordance with this Section 10, it shall deliver to each of MFN and the Company, a duly executed and completed Conversion Notice, a form of which is attached hereto as Exhibit A. Upon receipt of the Conversion Notice, each of MFN and the Company shall cause any of their respective Presidents, Treasurers, Secretaries or Chief Financial Officers to duly execute on such entities behalf, the acknowledgement thereon and return such duly executed Conversion Notice to Bechtel as promptly as practicable, but in no event later than one (1) business day after receipt thereof. Upon receipt by Bechtel of such duly executed Conversion Notice and once MFN has issued and delivered the shares of Common Stock to Bechtel in the manner and number set forth in the Conversion Notice, Bechtel shall denote on Schedule A hereto the principal amount then outstanding and due under this Note after giving effect to the conversion contemplated by the Conversion Notice."

                  6. Amendment to Certain Remedies. Section 11 of the Note is hereby amended in full to read as follows:

                  "Any Holder of this Note (the identity of which has been previously provided to the Company in writing by a Holder previously identified to the Company) shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Note and to enforce specifically the terms and provisions of this Note in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which such Holder may be entitled at law or in equity."

                  7. Notices. Section 19 of the Note shall govern the delivery and receipt of notices in connection with this Amendment.

                  8. Full Force and Effect. The Note, as amended by this Amendment, shall continue to be and remain in full force and effect and, as amended hereby, is hereby ratified and confirmed in all respects.

                  9. Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns (in accordance with the Note).

                  10. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

                  11. Modifications. The parties hereby agree that all of their respective obligations under the Letter Agreement have been met by execution of this Amendment and no further reconciliations will be made under or pursuant to the Letter Agreement. This Amendment shall not be modified orally, but only by a writing executed by each of the parties hereto.

                  12. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

                  13. Headings. The Section headings in this Amendment are included herein for convenience of reference only and shall not limit or otherwise affect the meaning hereof and do not constitute part of this Amendment for any other purpose.

                  14. Entire Agreement. The Note, as amended by this Amendment, together with the Release and Indemnification and the other Transaction Documents (as defined in the MRA), contain the entire agreement between the parties hereto and thereto with respect to the transactions contemplated hereby and thereby, and supercede all prior agreements or understandings between the parties relating to the subject matter hereof and thereof.

                         [Signatures on Following Page]

                  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their duly authorized representatives, all of the day and year first written above.



                                    METROMEDIA FIBER NETWORK SERVICES, INC.

                                    By:________________________________________
                                       Name:
                                       Title:



                                    METROMEDIA FIBER NETWORK, INC.

                                    By:________________________________________
                                       Name:
                                       Title:



                                    BECHTEL CORPORATION

                                    By:________________________________________
                                       Name:
                                       Title:

                                   SCHEDULE A

================ =============================================== =========================
    Date         Outstanding Principal Balance Remaining(1)       By (for Bechtel)
---------------- ----------------------------------------------- -------------------------
   1/30/02                           $67,660.991.24                  J.A. Ivany
---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

---------------- ----------------------------------------------- -------------------------

================ =============================================== =========================

---------------------

(1) Excludes accrued interest.

                                    EXHIBIT A

                                CONVERSION NOTICE

                  The undersigned is the holder of that certain 8.5% Senior Subordinated Convertible Promissory Note due September 30, 2003 in an original principal amount of $89,000,000.00 (as amended, the "Note"). Capitalized terms not defined herein have the meanings ascribed to them in the Note.

                  In accordance with Section 10 of the Note, the undersigned hereby surrenders $_________, representing a portion of the outstanding principal amount owed to it under the Note, plus $_________ of accrued and unpaid interest payable on the such principal amount to be converted, or a total of $_________, for conversion into __________________ shares of Common Stock, at a price per share equal to the Conversion Price. As of the date hereof, the Conversion Price is equal to $_______ per share of Common Stock.

                  The undersigned hereby acknowledges that upon delivery of this Conversion Notice and receipt of a certificate evidencing issuance of such Common Stock, the outstanding principal amount due under the Note shall be equal to $_________________, as indicated on Schedule A to the Note. The undersigned shall make a notation on Schedule A of the Note, indicating such reduction to the outstanding principal balance due under the Note.

                  The undersigned hereby requests that the certificates evidencing the shares of Common Stock subject to this Conversion Notice be issued in the name of, and delivered by overnight courier to, __________________, whose address is ________________________.


                  Dated as of:   _________________.

                                     BECHTEL CORPORATION


                                     By:______________________________________
                                     Name:
                                     Title:

AGREED AND ACKNOWLEDGED:

METROMEDIA FIBER NETWORK SERVICES, INC.

By:______________________
   Name:
   Title:

METROMEDIA FIBER NETWORK, INC.

By:______________________
   Name:
   Title: